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File No. 82-34719

May 6, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: Securitas AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34719)

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 294-6751. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Yours very truly,

Pierre J. Lorieau

Enclosures
cc: Frederick W. London, Esq.
Jeffrey H. Elkin, Esq.

SECURITAS

FILE NO. 82-34719

Press Release from Securitas AB

April 28, 2004

Securitas to publish Interim Report on Thursday, May 6, 2004

Securitas will publish its January-March report 2004 on Thursday, May 6, 2004, at approximately 1.00 p.m. (CET). The press release will be available on Securitas website immediately after publishing.

Agenda (times are approximate, CET)

1.00 p.m. **Report Release**
The report will be sent as a press release via Hugin (www.huginonline.com) and will automatically be published on www.securitasgroup.com when released.

1.30 p.m. **Presentation slides will be available at www.securitasgroup.com**

2.00–3.00 p.m. **Information meeting:**
Report presentation by Senior Management
Venue: Securitas Building, Lindhagensplan 70, SE-102 28 Stockholm, Sweden
To follow the presentation via Internet, go to www.securitasgroup.com
To follow the presentation via telephone, call +44 (0) 20 7162 0182 (Listen only)

4.00-5.00 p.m. **Q&A - telephone conference for investors and analysts**
A short introduction by Securitas Senior Management followed by a Q&A session. Call in number +44 (0) 20 7162 0182 to listen and ask questions.

Recorded versions:
Information meeting: A recorded version of the webcast will be available on Securitas website for one month after the meeting, and a telephone-recorded version will be available for ten days on: +44 (0) 20 8288 4459, access code: 391642
The Q&A telephone conference: A telephone-recorded version of the meeting will be available for ten days on: +44 (0) 20 8288 4459, access code: 452902

Subscribe for press releases
To receive the Report, and future press releases, please go to www.securitasgroup.com and subscribe under "news & publications"

Further information may be obtained from Henrik Brehmer, Investor Relations, phone: +44 (0) 20 8432 6523, mobile +44 (0) 7884 117 192

Securitas AB

P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72

FILE NO. 82-34719

SECURITAS

Securitas AB

Interim Report
January – March 2004

Key Financial Data

MSEK	Q1 2004	Q1 2003	Total change %	Whereof real change[2)] %
Sales	14,453	14,819	-2	2
Organic sales growth, %	*2*	*-3*		
Operating income	877	901	-3	3
Operating margin, %	*6.1*	*6.1*		
Income before taxes	464	472	-2	0
Net income	290	295		
Free cash flow	13	245		
% of adjusted income	*2*[1)]	*43*		
Return on capital employed, %	*18*	*20*		
Earnings per share after full taxes, SEK	*0.80*	*0.83*	*-4*	

1) Including the non-recurring payment of MSEK 184
2) Adjusted for changes in exchange rates, acquisitions and divestitures

Comments from the CEO, Thomas Berglund

"The return to positive organic sales growth both on a year-on-year and quarter-on-quarter basis, together with a recovery in the Group operating margin, marks a good start to 2004.

For 2004 we expect the Group income before taxes, adjusted for changes in exchange rates, to increase by 15-20 percent, driven by a strong performance in the Security Services Europe, Security Systems, Direct and the Cash Handling Services divisions. Trading conditions in the USA remain a challenge and we will continue to focus on cost reductions, efficiency improvements and the strengthening of the local branch organisation to improve our performance.

Free cash flow, adjusted for the non-recurring payment of MSEK 184, is on track to meet the Group's full year target of 75-80 percent of adjusted income."

Interim Report January – March 2004

FILE NO. 82-34719

GROUP SUMMARY

- The Group is slowly turning around the downward trend that started in the first quarter 2003. Organic sales growth was 2 percent in the first quarter 2004. The operating margin that fell last year has now recovered to the same level as the first quarter 2003 at 6.1 percent. Income before taxes has also recovered in real terms.
- In Security Services USA organic sales growth was flat and the operating margin deteriorated with 0.4 percentage points to 5.0 percent. In the first quarter the difficult trading environment has continued with intense price pressure from customers and hardening competition. We have not been able to pass on increased medical costs and increased charges for state unemployment taxes. Though, this will be partly compensated for by cost efficiency improvements during the rest of the year.
- In Security Services Europe, organic sales growth was 3 percent while the operating margin improved by 0.4 percentage points to 7.0 percent. The refinement process is providing a strong platform in a still difficult – but slowly improving – environment.
- Security Systems is continuing to outperform the market with organic sales growth of 3 percent and an operating margin improvement of 1.7 percentage points to 10.6 percent. The specialization process is increasing in speed and the order intake was strong in March.
- Direct now has close to 600,000 connections and a portfolio growth in Direct's traditional operations of 29 percent compared to last year. Organic sales growth is back up to 21 percent driven by strong development in the consumer concept. The operating margin stands at 8.6 percent – up 2.3 percentage points compared to last year mainly due to improvements in the third party operation.
- Cash Handling Services is starting to build its new team for the future. The cash management operation in the UK is on plan to reach breakeven in the second quarter. The German cash handling operation is making significant improvements. Organic sales growth was 2 percent and so back in positive numbers. The operating margin was 5.2 percent. Significant improvements will materialize during the coming quarters driven by continued improvement in the German operation and the UK cash management operation.
- The cash flow for the first quarter is in line with last year adjusted for the non-recurring payment of MSEK 184. The return on capital employed was 18 percent.
- For 2004 we expect Group income before taxes, adjusted for changes in exchange rates, to increase by 15-20 percent, driven by a strong performance in the Security Services Europe, Security Systems, Direct and Cash Handling Services divisions. Trading conditions in the USA remain a challenge and we will continue to focus on cost reductions, efficiency improvements and the strengthening of the local branch organisation to improve our performance.

Organic sales growth, %, 2001-2004


15%
10%
5%
0%
-5%
Q1-01
Q2-01
Q3-01
Q4-01
Q1-02
Q2-02
Q3-02
Q4-02
Q1-03
Q2-03
Q3-03
Q4-03
Q1-04

Income before taxes, real change, %, 2001-2004


120%
80%
40%
0%
-40%
Q1-01
Q2-01
Q3-01
Q4-01
Q1-02
Q2-02
Q3-02
Q4-02
Q1-03
Q2-03
Q3-03
Q4-03
Q1-04

SALES AND INCOME FOR THE GROUP

FILE NO. 82-34719

January – March 2004

Sales amounted to MSEK 14,453 (14,819). Organic sales growth adjusted for acquisitions and divestitures, as well as changes in exchange rates, amounted to 2 percent (-3).

SALES JANUARY – MARCH MSEK	2004	2003	%
Total sales	**14,453**	**14,819**	*-2*
Acquisitions/Divestitures	-257	-91	
Currency change from 2003	881	-	
Organic sales	***15,077***	***14,728***	*2*

Operating income before amortization of goodwill amounted to MSEK 877 (901), which adjusted for changes in exchange rates of MSEK -49, corresponds to an increase of 3 percent. The operating margin was 6.1 percent (6.1).

Income before taxes amounted to MSEK 464 (472). Adjusted for changes in exchange rates, the development is flat compared to 2003.

INCOME JANUARY – MARCH MSEK	2004	2003	%
Income before taxes	**464**	**472**	*-2*
Currency change from 2003	8	-	
Organic income	**472**	**472**	*0*

The Group's full tax rate was 37.5 percent (37.5). Earnings per share after full taxes and full conversion was SEK 0.80 (0.83).

DEVELOPMENT IN THE GROUP'S DIVISIONS

Divisional Overview January – March 2004 and 2003

MSEK	Security Services USA 2004	2003	Security Services Europe 2004	2003	Security Systems 2004	2003	Direct 2004	2003	Cash Handling Services 2004	2003	Other and Eliminations 2004	2003	Group 2004	2003
Sales, external	4,781	5,427	5,739	5,661	987	918	597	498	2,349	2,315	-	-	14,453	14,819
Sales, intra-group	-	-	109	112	17	16	11	10	27	28	-164	-166	-	-
Total sales	**4,781**	**5,427**	**5,848**	**5,773**	**1,004**	**934**	**608**	**508**	**2,376**	**2,343**	**-164**	**-166**	**14,453**	**14,819**
Organic sales growth, %	*0*	*-10*	*3*	*5*	*3*	*6*	*21*	*20*	*2*	*-10*	-	-	*2*	*-3*
Operating income before amortization of goodwill	**237**	**295**	**407**	**382**	**106**	**83**	**52**	**32**	**123**	**162**	**-48**	**-53**	**877**	**901**
Operating margin, %	*5.0*	*5.4*	*7.0*	*6.6*	*10.6*	*8.9*	*8.6*	*6.3*	*5.2*	*6.9*	-	-	*6.1*	*6.1*
Amortization of goodwill	-109	-116	-87	-88	-20	-14	-12	-11	-51	-48	-	-	-279	-277
Operating income after amortization of goodwill	128	179	320	294	86	69	40	21	72	114	-48	-53	598	624
Operating capital employed	1,064[2)]	1,145[2)]	1,719	2,305	560	758	732	611	2,656	2,086	-1,177	-1,588	5,554	5,317
Operating capital employed as % of sales [1)]	*5[2)]*	*5[2)]*	*7*	*10*	*13*	*19*	*28*	*27*	*27*	*22*	-	-	*9*	*9*
Goodwill	6,573	7,842	4,443	4,290	871	591	523	534	2,678	2,957	-	-	15,088	16,214
Capital Employed	**7,637[2)]**	**8,987[2)]**	**6,162**	**6,595**	**1,431**	**1,349**	**1,255**	**1,145**	**5,334**	**5,043**	**-1,177**	**-1,588**	**20,642**	**21,531**
Return on capital employed, %	*15*	*18*	*28*	*25*	*32*	*25*	*17*	*14*	*9*	*16*	-	-	*18*	*20*

1) Adjusted for the full year sales of acquired entities
2) Calculated after the reversal of the sale of accounts receivables of MSEK 1,702 (1,868)

The development in the Group's divisions above conform to RR 25 Segment Reporting. Comparatives have been adjusted.

FILE NO. 82-34719

Security Services USA

January - March 2004

Organic sales growth amounted to 0 percent (-10). The flat organic sales growth is an improvement compared to previous quarters but less than expected. This is due to the strong competitive environment in combination with efforts to compensate for increased state unemployment insurance (SUI) charges and increased medical costs. This has resulted in higher than expected losses and reductions of customer contracts in the first quarter. The current trend in the market suggests that customers are holding back security spending to save costs and improve short term profitability. The commercial guarding market in the USA is currently estimated to grow by 0–2 percent.

The operating margin was 5.0 percent (5.4). The operating margin showed a decrease in the first quarter compared to last year by 0.4 percentage points. This is lower than planned and due to not being able to transfer the impact of the increased SUI charges and medical costs.

The contract portfolio, which generates approximately 90 percent of sales, was slightly negative during the first quarter 2004. Prices and wages increased 1–1.5 percent on an annualized basis during the first quarter. Client retention decreased slightly to 87 percent from 89 percent and employee turnover remained at 58 percent.

The current market conditions for the security industry continue to be difficult with no material signs of short recovery in spite of the improvement of certain general key economic indicators in the USA.

Increased efforts are being made to support global and national customers as well as strengthening and refining the sales support for the regional organization and its 650 branch offices. The effect of operating under one name, Securitas, is beginning to support sales efforts. The final step of bringing the IT platforms together is now being made in the form of the roll-out of a new planning and invoicing tool for branches. This, in combination with focus on cost control, will support a reduction in indirect costs during the remainder of the year of approximately MUSD 8. The new IT platform will also be leveraged for supporting the service delivery to our customers.

Going forward, organic sales growth will remain under pressure and is for the full year expected to stay flat compared to last year. The operating margin is expected to recover slightly during the remainder of the year due to increased cost efficiencies.

Sales and organic sales growth				
MUSD	**Q1**	**Q2**	**Q3**	**Q4**
2004	643	n/a	n/a	n/a
	0%	*n/a*	*n/a*	*n/a*
2003	639	646	658	665
	-10%	*-13%*	*-10%*	*-2%*
2002	707	735	728	668
	9%	*14%*	*13%*	*-4%*

Operating income and operating margin				
MUSD	**Q1**	**Q2**	**Q3**	**Q4**
2004	32	n/a	n/a	n/a
	5.0%	*n/a*	*n/a*	*n/a*
2003	35	36	38	37
	5.4%	*5.5%*	*5.7%*	*5.6%*
2002	43	44	48	44
	6.0%	*6.1%*	*6.5%*	*6.6%*

Security Services Europe

January - March 2004

Organic sales growth amounted to 3 percent (5). Norway, Denmark, Finland, UK, Spain and Austria show stronger development than average in organic sales growth. Development in Germany and France was lower than average in organic sales growth partly due to a continued impact from the slow market development.

The operating margin was 7.0 percent (6.6). The improvement in operating margin continues to be strong and is due to a combination of refinement of services and cost control in most countries. Norway, Denmark, UK, Spain and Belgium show stronger development than average in operating margin. France is maintaining its level of operating margin from 2003 and is expected for the full year to show an improvement compared to last year. The Netherlands is still struggling after the loss in the third quarter 2003 of some major clients.

The contract portfolio, which is approximately 85 percent of sales, grew by 4 percent on an annualized basis in the first quarter. Both wage and price increases amounted to 3 percent on an annualized basis in the first quarter. The client retention rate was stable above 90 percent and staff turnover was 32 percent.

Organic sales growth for the full year is expected to increase slightly compared with the first quarter 2004 and to be in line with the contract portfolio development. The operating margin for the full year is expected to improve in line with the margin improvement during the first quarter 2004. The margin improvement is driven by continued cost control and the impact of the increased importance of time sharing solutions and combined contracts.

Sales and organic sales growth				
MSEK	**Q1**	**Q2**	**Q3**	**Q4**
2004	5,848	n/a	n/a	n/a
	3%	*n/a*	*n/a*	*n/a*
2003	5,773	5,895	5,817	5,874
	5%	*5%*	*1%*	*3%*
2002	5,516	5,704	5,883	5,846
	8%	*11%*	*9%*	*3%*

Operating income and operating margin				
MSEK	**Q1**	**Q2**	**Q3**	**Q4**
2004	407	n/a	n/a	n/a
	7.0%	*n/a*	*n/a*	*n/a*
2003	382	402	432	483
	6.6%	*6.8%*	*7.4%*	*8.2%*
2002	347	369	439	456
	6.3%	*6.5%*	*7.5%*	*7.8%*

Security Systems

January - March 2004

Organic sales growth amounted to 3 percent (6). The division was impacted by low order intake during the fourth quarter 2003, however order intake for the first quarter 2004 is recovering. The division is continuing to perform well compared to the overall market in Europe. Spain, Portugal, Norway and Denmark show higher growth figures than the average. Sweden shows lower than average organic sales growth, due to high installation volume during the first quarter 2003.

The operating margin was 10.6 percent (8.9). All countries show improved operating margin compared to the first quarter last year. The strong development is the result of increased focus on installation and maintenance, further customer segmentation as well as efficient sourcing of products.

Organic sales growth is expected to increase for the remainder of the year. The operating margin for the full year is expected to be higher compared to 2003.

Direct

January - March 2004

Organic sales growth amounted to 21 percent (20). In Direct's traditional operations, organic sales growth amounted to 29 percent (29). Direct continues to show strong development compared to the market.

The operating margin increased to 8.6 percent (6.3), showing that the acquired third party units are coming closer to the margin level of the traditional Direct business.

In Direct's traditional operations, a new wireless consumer concept has been introduced in the majority of its major markets. This concept generates more than 75 percent of total new systems sold. During the period, 34,259 (25,308) new alarms were installed in Direct's traditional operations, an increase of 35 percent. This raised the total number of connected alarms by 29 percent to 461,758 (358,535). In the third party business (Belgacom and the French operations), 4,080 (4,428) new alarms were installed for a total of 135,297 (134,543) connected alarms. The total number of new installations by Direct amounts to 38,339 (29,736) and the number of connected alarms to 597,055 (493,078), an increase of 21 percent compared to the same period 2003.

Going forward, the focus is on continued organic sales growth in existing countries and to introduce the concepts to new markets through organic start-ups, such as the Netherlands. Organic sales growth for the full year is expected to remain at current levels and the operating margin for the full year to improve compared to last year.

Cash Handling Services

January - March 2004

Organic sales growth amounted to 2 percent (-10). This is an improvement compared to all quarters 2003 and the division is back on positive organic sales growth. The losses of volume in Portugal and Germany in the second quarter 2003 impacted the organic sales growth negatively by 4 percent.

The operating margin was 5.2 percent (6.9). The first quarter 2003 still included compensation from banks for the restructuring of the cash management operation in the UK (SCM UK). The negative impact on the operating margin for the first quarter 2004 compared to last year was 2 percent. However, price negotiations are ongoing with adjustments expected during the second quarter 2004. The operation is expected to reach break-even during the second quarter 2004.

The German operation is significantly improving but is showing a loss of MSEK 15 for the seasonally weaker first quarter. Germany is expected to break even for the full year.

In the U.S. operation the efforts to cut costs is continuing. With the acquisition of AMSA the eastern region grew substantially, and in order to create stronger customer and operational focus, the region has been split into two separate regions.

The joint management team in the division is starting to build the future organisation in order to increase internal efficiency and to drive growth and margins for the combined division.

The second and final installment of MSEK 184 for the so-called WELO project in the German cash handling operation was made in February to the client. The total payment amounts to MSEK 379. The loss amounts to MEUR 40.4 and the resulting claim has now been filed with the relevant insurers. The loss is expected to be covered by the insurance and to be fully repaid in due time. The WELO project was terminated in November 2003.

Organic sales growth is expected to pick up during the remainder of 2004, specifically supported by the development in the German and U.S. operations. The operating margin is expected to show a significant improvement compared to 2003.

CASH FLOW

January - March 2004

FILE NO. 82-34719

Operating income before amortization of goodwill amounted to MSEK 877 (901).

Net investments in fixed assets after depreciation totalled MSEK -28 (-103).

Changes in accounts receivables amounted to MSEK -76 (-256) and changes in other operating capital employed amounted to MSEK -625 (-225). The change includes a non-recurring payment, the second installment for the WELO project in the German cash handling operation, of MSEK 184 made in February.

Cash flow from operating activities was MSEK 148 (317), equivalent to 17 percent (35) of operating income before amortization of goodwill. Adjusted for the non-recurring payment of MSEK 184, the operating cash flow was 38 percent which is in line with last year.

Free cash flow was MSEK 13 (245), equivalent to 2 percent (43) of adjusted income.

Free cash flow as a percent of adjusted income, excluding the non-recurring payment of MSEK 184, is for the full year expected to be in line with the Group's target of 75–80 percent.

CAPITAL EMPLOYED, RETURN ON CAPITAL EMPLOYED, NET DEBT AND SHAREHOLDERS' EQUITY

The Group's operating capital employed was MSEK 5,554 (5,521 as of December 31, 2003) corresponding to 9 percent (9 as of December 31, 2003) of sales adjusted for full-year sales of acquired units. The new recommendation RR 29 Employee Benefits that came into effect on January 1, 2004, has resulted in an increase of the opening net liability for pensions and other benefits to employees of MSEK 821 and a net decrease of operating capital employed of MSEK 531 after considering tax effects of MSEK 290. Further information can be found under the heading Accounting Principles and in Note 5.

Acquisitions and divestitures have decreased operating capital employed by MSEK 3 during the first quarter. Restructuring provisions amounted to MSEK 45 (49 as of December 31, 2003).

Acquisitions and divestitures increased consolidated goodwill by MSEK 123 during the first quarter 2004. After amortization of MSEK 279 and positive translation differences of MSEK 466 total goodwill for the Group amounted to MSEK 15,088 (14,778 as of December 31, 2003).

The Group's total capital employed was MSEK 20,642 (20,299 as of December 31, 2003). The translation of foreign capital employed to Swedish kronor increased the Group's capital employed by MSEK 507 during the first quarter 2004. The return on capital employed was 18 percent (20).

The Group's net debt increased MSEK 268 to MSEK 9,351 (9,083 as of December 31, 2003). Acquisitions and divestitures increased the Group's net debt by MSEK 125, of which purchase payments accounted for MSEK 119, assumed net debt MSEK 1 and restructuring costs paid for MSEK 5. The Group's net debt increased by MSEK 190 during the first quarter due to the translation of net debt in foreign currency to Swedish kronor.

The interest cover ratio amounted to 5.5 (5.3 as of December 31, 2003).

The new recommendation RR 29 Employee Benefits that came into effect on January 1, 2004, has resulted in a decrease of the opening net debt of MSEK 33, due to the reclassification of provisions for pensions and similar commitments from Interest bearing provisions to Non-interest bearing provisions. Further information can be found in Note 5.

Interest expense for the period on the outstanding convertible debenture loans amounted to MSEK 24 (31).

Shareholders' equity amounted to MSEK 11,277 (11,201 as of December 31, 2003). The translation of foreign assets and liabilities to Swedish kronor increased shareholders' equity by MSEK 317 during the first quarter 2004. The net debt to equity ratio amounted to 0.83 (0.81 as of December 31, 2003).

The total number of outstanding shares amounted to 365,058,897 as of March 31, 2004. The total number of shares after full conversion of all outstanding convertible debenture loans is 382,408,810.

ACQUISITIONS AND DIVESTITURES

January – March 2004 (MSEK)

FILE NO. 82-34719

Company	Division [1]	Annual Sales [2]	Purchase price [3]	Enterprise value [4]	Goodwill [5]	Of which provisions for restructuring
Opening balance					**14,778**	**49**
VNV, Netherlands [6]	Security Services	-	125	125	125	-
Other acquisitions [7]		9	5	6	4	-
Divestitures [8]		-49	-11	-11	-6	-
Total acquisitions/divestitures January – March 2004		**n/a**	**119**	**120**	**123**	**-**
Amortization of goodwill/utilization of provisions for restructuring					-279	-5
Translation differences					466	1
Closing balance					**15,088**	**45**

1) Refers to division with main responsibility for the acquisition 2) Estimated annual sales at the time of the acquisition in SEK at the exchange rate at the time of the acquisition 3) Price paid to the seller 4) Purchase price plus acquired net debt 5) Total increase in consolidated goodwill incl. existing goodwill in the acquired company 6) Additional payment. A final deferred purchase price payment of MEUR 3.3 was made in April 2004 7) Argus, USA, Best Security, Belgium, Best Event Service, Belgium, GDW, Belgium 8) Protectas Aviation Security A.G, Switzerland

Acquisitions raised sales by MSEK 257 during the first quarter and Group goodwill by MSEK 123, leading to an increase of MSEK 7 in annual goodwill amortization.

IMPORTANT EVENTS

Update on the events of September 11, 2001

A detailed account of the developments surrounding the events of September 11, 2001 has been presented in press releases, and interim and annual reports for 2001 to 2003. For the most recent published background information please refer to Securitas Annual Report 2003 Note 28, Contingent Liabilities page 72.

Together with American Airlines and other parties, Globe is a defendant in 63 lawsuits pertaining to the events of September 11. In 59 of these suits, other Securitas companies are named as defendants; however the proceedings against the Securitas companies other than Globe have, with the consent of the Court and the plaintiffs, been temporarily stayed. In all the suits, a number of persons other than Globe and other Securitas companies are co-defendants. 55 suits pertain to persons who died and eight relate to damage to property and businesses owing to the events of September 11. Globe and the other companies in the Group named as defendants plan to challenge these suits.

None of these lawsuits is expected to impact Securitas' operations or financial position.

As previously disclosed, a special fund has been established by the U.S. Government to compensate victims of the September 11 tragedy. Preliminary indications, which are subject to change, are that over 95 percent of persons claiming on behalf of the World Trade Center deceased victims have elected to obtain compensation from the victims' compensation fund rather than pursue litigation. Claimants under the fund waive their right to seek compensation through litigation.

Plaintiffs had until March 11, 2004 to file wrongful death claims and have until September 11, 2004 to file bodily injury and property damage claims.

Any liabilities arising out of such proceedings are not expected to impact Securitas' business operations or financial position.

ACCOUNTING PRINCIPLES

FILE NO. 82-34719

In general

In preparing this interim report, Securitas has applied the accounting principles in Note 1 on pages 57-59 of the published Annual Report for 2003.

Implementation and effects of new recommendations from the Swedish Financial Accounting Standards Council for 2004

RR 29 Employee Benefits

The accounting of defined benefit plans for pension plans and other employee benefits, primarily encompassing healthcare benefits, is for 2003 and previous periods pursuant to Swedish and local accounting standards and recommendations. The new recommendation RR 29 Employee Benefits came into effect on January 1, 2004. This means that defined benefit plans now are accounted for with consistent principles throughout the whole Group. The opening balance for pensions and other employee benefits, MSEK 28, has been restated as of January 1, 2004 without the comparatives being changed, which is in accordance with the transition rules of RR 29. The restated opening balance of the net liability is MSEK 821 higher than the previous balance, calculated according to previously used accounting principles. The difference is attributable mainly to different dates of application of RR 29 and local accounting standards and the different market conditions on those dates. The transition to RR 29 has been accounted for as a change in accounting principles, according to RR 5 Changes in Accounting Principles, resulting in a negative adjustment of opening balance of the shareholders' equity of MSEK 531 after considering tax effects of MSEK 290.

MSEK	Jan 1, 2004
Opening balance for pensions and similar commitments	28
Opening balance adjusted to RR 29	-793
Net liability increase	**-821**
Deferred tax	290
Net adjustment of shareholders' equity	**-531**

The closing balance as per March 31, 2004 is a net liability of MSEK 814 distributed in the balance sheet between assets relating to defined benefit plans for pensions and similar commitments of MSEK 56 and provisions related to defined benefit plans for pensions and similar commitments of MSEK 870. The assets are included in Non-interest bearing financial fixed assets and the provisions under Non-interest bearing provisions. The net increase of MSEK 21 is explained by pension costs, cash paid out and translation differences. Please refer to Note 5 for further information.

Transition to International Financial Reporting Standards 2005 (IFRS/IAS)

Securitas will be reporting according to International Financial Reporting Standards (formerly IAS) from 2005. Although the Swedish Financial Accounting Standards Council's recommendations have progressively converged with IFRS, a number of discrepancies remain. Securitas will be monitoring progress on an ongoing basis in order to harmonize with the new regulatory structure. In terms of the information available at present, the only major difference from current accounting principles and IFRS concerns the accounting of acquisitions, goodwill and the recognition and measurement of financial instruments. Securitas' efforts relating to the implementation of IFRS are closely monitored by a dedicated implementation organization and Securitas' auditors. Securitas will provide relevant information in more detail regarding the effects on the company's accounting when this information becomes available.

THE GROUP'S DEVELOPMENT

For 2004 we expect Group income before taxes, adjusted for changes in exchange rates, to increase by 15-20 percent driven by a strong performance in the Security Services Europe, Security Systems, Direct and Cash Handling Services divisions. Trading conditions in the USA remain a challenge and we will continue to focus on cost reductions, efficiency improvements and the strengthening of the local branch organisation to improve our performance.

The outlook for 2004 stated in the full year report in February 6, 2004 was as follows: For the whole Group we expect 2004 to be a good year.

STOCKHOLM, MAY 6, 2004



Thomas Berglund
President and Chief Executive Officer

This report has not been reviewed by company's auditors.

Income

MSEK	Jan-Mar 2004	Jan-Mar 2003	Jan-Dec 2003	Jan-Dec 2002
Sales, continuing operations	14,195.9	14,639.2	57,886.[illegible]	[illegible]
Sales, acquired businesses	257.0	180.1	964.0	4,104.5
Total sales	**14,452.9**	**14,819.3**	**58,850.3**	**65,685.3**
Organic sales growth, % [1]	*2*	*-3*	*-3*	*8*
Production expenses	-11,242.2	-11,514.8	-45,491.5	-50,625.0
Gross income	**3,210.7**	**3,304.5**	**13,358.8**	**15,060.3**
Selling and administrative expenses	-2,333.8	-2,403.7	-9,626.8	-10,601.9
Operating income before amortization of goodwill	**876.9**	**900.8**	**3,732.0**	**4,458.4**
Operating margin, %	*6.1*	*6.1*	*6.3*	*6.8*
Amortization of goodwill	-278.7	-276.9	-1,137.0	-1,164.5
Operating income after amortization of goodwill	**598.2**	**623.9**	**2,595.0**	**3,293.9**
Net financial items	-134.2	-151.7	-596.8	-782.3
Income before taxes	**464.0**	**472.2**	**1,998.2**	**2,511.6**
Net margin, %	*3.2*	*3.2*	*3.4*	*3.8*
Current taxes	-158.3	-180.4	-675.2	-620.8
Deferred taxes	-15.7	3.3	-78.9	-376.2
Minority share in net income	-0.1	0.1	-1.8	-28.8
Net income for the period	**289.9**	**295.2**	**1,242.3**	**1,485.8**

Cash flow

Operating cash flow MSEK	Jan-Mar 2004	Jan-Mar 2003	Jan-Dec 2003	Jan-Dec 2002
Operating activities				
Operating income before amortization of goodwill	876.9	900.8	3,732.0	4,458.4
Investments in fixed assets	-418.2	-478.6	-1,718.6	-1,746.1
Depreciation (excluding amortization of goodwill)	390.2	375.7	1,564.1	1,493.5
Change in accounts receivable [2]	-76.0	-256.5	-368.1	808.6
Changes in other operating capital employed [2]	-624.6	-224.8	-282.2	173.8
Cash flow from operating activities	**148.3**	**316.6**	**2,927.2**	**5,188.2**
Cash flow from operating activities, %	*17*	*35*	*78*	*116*
Net financial items paid	-84.7	-124.9	-615.0	-794.6
Income taxes paid	-50.5	53.5	-510.9	-678.2
Free cash flow	**13.1**	**245.2**	**1,801.3**	**3,715.4**
Free cash flow, % [3]	*2*	*43*	*73*	*122*
Cash flow from investing activities, acquisitions	-124.7	-240.3	-1,307.8	-1,709.7
Cash flow from financing activities	-277.1	326.6	1,572.3	29.5
Cash flow for the period	**-388.7**	**331.5**	**2,065.8**	**2,035.2**

Cash flow MSEK	Jan-Mar 2004	Jan-Mar 2003	Jan-Dec 2003	Jan-Dec 2002
Cash flow from operations [4]	426.5	718.4	3,492.9	5,357.6
Cash flow from investing activities [4]	-538.1	-713.5	-2,999.4	-3,351.9
Cash flow from financing activities	-277.1	326.6	1,572.3	29.5
Cash flow for the period	**-388.7**	**331.5**	**2,065.8**	**2,035.2**

Change in net debt MSEK	Jan-Mar 2004	Jan-Mar 2003	Jan-Dec 2003	Jan-Dec 2002
Opening balance	**-9,082.5**	**-9,886.8**	**-9,886.8**	**-12,582.6**
Effect of change in accounting principle [5]	32.6	-	-	-
Opening balance adjusted in accordance with new principle	**-9,049.9**	**-9,886.8**	**-9,886.8**	**-12,582.6**
Cash flow for the period	-388.7	331.5	2,065.8	2,035.2
Change in loans	277.1	-216.5	-2,095.5	-414.0
Change in net debt before translation differences	**-111.6**	**115.0**	**-29.7**	**1,621.2**
Translation differences	-189.9	168.8	834.0	1,074.6
Change in net debt	**-301.5**	**283.8**	**804.3**	**2,695.8**
Closing balance	**-9,351.4**	**-9,603.0**	**-9,082.5**	**-9,886.8**

Capital employed and financing

MSEK	Mar 31, 2004	Dec 31, 2003	Mar 31, 2003	Dec 31, 2002
Operating capital employed	**5,554.0**	**5,521.4**	**5,316.6**	**4,890.9**
Return on operating capital employed, % [6]	*67*	*72*	*84*	*83*
Operating capital employed as % of sales [6, 7]	*9*	*9*	*9*	*7*
Goodwill	15,088.1	14,777.8	16,214.4	16,672.2
Capital employed	**20,642.1**	**20,299.2**	**21,531.0**	**21,563.1**
Return on capital employed, % [6, 8]	*18*	*18*	*20*	*21*
Net debt	**-9,351.4**	**-9,082.5**	**-9,603.0**	**-9,886.8**
Minority interest	**13.4**	**15.6**	**13.6**	**13.2**
Shareholders' equity	**11,277.3**	**11,201.1**	**11,914.4**	**11,663.1**
Net debt equity ratio/multiple	*0.83*	*0.81*	*0.81*	*0.85*

Notes 1-8 refer to page 11

Balance Sheet

FILE NO. 82-34719

MSEK	Mar 31, 2004	Dec 31, 2003	Mar 31, 2003	Dec 31, 2002
ASSETS				
Fixed assets				
Goodwill	15,088.1	14,777.8	16,214.4	16,672.2
Other intangible fixed assets	384.5	384.7	301.3	263.0
Tangible fixed assets	5,243.3	5,069.0	5,247.7	5,256.5
Non-interest bearing financial fixed assets [5]	1,999.1	2,455.2	2,618.3	2,734.2
Interest bearing financial fixed assets	142.3	138.7	148.0	147.3
Total fixed assets	**22,857.3**	**22,825.4**	**24,529.7**	**25,073.2**
Current assets				
Non-interest bearing current assets	10,005.4	9,653.6	9,412.0	9,552.6
Cash and liquid funds	4,106.0	4,475.7	3,065.3	2,851.2
Total current assets	**14,111.4**	**14,129.3**	**12,477.3**	**12,403.8**
TOTAL ASSETS	**36,968.7**	**36,954.7**	**37,007.0**	**37,477.0**

MSEK	Mar 31, 2004	Dec 31, 2003	Mar 31, 2003	Dec 31, 2002
SHAREHOLDERS' EQUITY AND LIABILITIES				
Shareholders' equity				
Restricted equity	8,080.7	7,820.9	7,516.0	7,823.7
Non-restricted equity	3,196.6	3,380.2	4,398.4	3,839.4
Total shareholders' equity	**11,277.3**	**11,201.1**	**11,914.4**	**11,663.1**
Equity ratio, %	*31*	*30*	*32*	*31*
Minority interest	**13.4**	**15.6**	**13.6**	**13.2**
Provisions				
Interest bearing provisions [5]	-	32.6	35.7	34.8
Non-interest bearing provisions [5]	2,442.6	2,072.5	2,338.8	2,433.9
Total provisions	**2,442.6**	**2,105.1**	**2,374.5**	**2,468.7**
Long-term liabilities				
Non-interest bearing long-term liabilities	0.2	231.2	164.2	231.2
Interest bearing long-term liabilities	11,379.4	11,205.7	11,444.2	11,397.5
Total long-term liabilities	**11,379.6**	**11,436.9**	**11,608.4**	**11,628.7**
Current liabilities				
Non-interest bearing current liabilities	9,635.5	9,737.4	9,759.7	10,250.3
Interest bearing current liabilities	2,220.3	2,458.6	1,336.4	1,453.0
Total current liabilities	**11,855.8**	**12,196.0**	**11,096.1**	**11,703.3**
TOTAL SHAREHOLDERS' EQUITY & LIABILITIES	**36,968.7**	**36,954.7**	**37,007.0**	**37,477.0**

MSEK	Share capital	Restricted reserves	Non-restricted reserves	Total
CHANGES IN SHAREHOLDERS' EQUITY				
Opening balance according to adopted balance sheet	**365.1**	**7,455.8**	**3,380.2**	**11,201.1**
Effect of change in accounting principle [5]	-	-	-530.8	-530.8
Opening balance adjusted in accordance with new principle	**365.1**	**7,455.8**	**2,849.4**	**10,670.3**
Translation differences	-	233.5	83.6	317.1
Transfer between restricted & non-restricted reserves	-	26.3	-26.3	-
Net income for the period	-	-	289.9	289.9
Closing balance	**365.1**	**7,715.6**	**3,196.6**	**11,277.3**

Data per share

SEK	Jan-Mar 2004	Jan-Mar 2003	Jan-Dec 2003	Jan-Dec 2002
Share price, end of the period	109.00	80.00	97.00	104.00
Earnings after current taxes, after full conversion	0.84	0.82	3.66	5.14
Earnings after full taxes, before full conversion	0.79	0.81	3.41	4.10
Earnings after full taxes, after full conversion	0.80	0.83	3.45	4.14
Dividend	-	-	2.00	2.00
P/E-ratio after full conversion	-	-	28	25
Number of shares outstanding	365,058,897	365,058,897	365,058,897	363,055,906
Average number of shares outstanding	365,058,897	364,057,402	364,808,523	362,068,889
Number of shares after full conversion	382,408,810	382,408,810	382,408,810	382,473,261
Average number of shares after full conversion	382,408,810	382,441,036	382,416,866	376,689,957

Further information regarding earnings per share

MSEK	Jan-Mar 2004	Jan-Mar 2003	Jan-Dec 2003	Jan-Dec 2002
Net income for the period	289.9	295.2	1,242.3	1,485.8
Interest cost for the convertible loan, net of 28% tax	17.5	22.6	77.8	73.7
Net income used in data per share calculations	307.4	317.8	1,320.1	1,559.5

KEY FIGURES - THE GROUP, QUARTER 1, 2000-2004

Total sales & Organic sales growth, Q1, 2000-2004


Q1-00 Q1-01 Q1-02 Q1-03 Q1-04
Total Sales, MSEK
Organic sales growth, %

Operating income & Operating margin, Q1, 2000-2004


Q1-00 Q1-01 Q1-02 Q1-03 Q1-04
Operating income, MSEK
Operating margin, %

Income before taxes & Free cash flow, Q1, 2000-2004


Q1-00 Q1-01 Q1-02 Q1-03 Q1-04
Income before taxes, MSEK
Free cash flow, MSEK

Capital employed & Return on capital employed, Q1, 2000-2004


Q1-00 Q1-01 Q1-02 Q1-03 Q1-04
Capital employed, MSEK
ROCE, %

Interest cover ratio & Net debt/ equity ratio, Q1, 2000-2004


Q1-00 Q1-01 Q1-02 Q1-03 Q1-04
Interest cover ratio, /
Net debt / equity ratio, /

Earnings per share after full taxes, Q1, 2000-2004


Q1-00 Q1-01 Q1-02 Q1-03 Q1-04
Earnings per share after full taxes, SEK

Notes

1) The calculation of organic sales growth is reported in the table Sales January – March under the section Sales and Income for the Group.

2) The change in accounts receivable is accounted for separately, whereas it was previously included in Changes in other operating capital employed. Changes in other operating capital employed have been adjusted by MSEK 256.5 for January – March 2003, MSEK 368.1 for full year 2003 and MSEK -808.6 for full year 2002.

3) Free cash flow as percent of operating income before amortization of goodwill less current taxes and net financial items (adjusted income).

4) Payments from provisions for restructuring have been reclassified from Cash flow from investing activities to Cash flow from operations with effect from full year 2003. Comparative figures for Cash flow from operations have been adjusted by MSEK -5.4 for January – March 2003 and MSEK -103.9 for full year 2002. In the operating cash flow, payments from provisions for restructuring are still included in cash flow from investing activities, acquisitions.

5) Provisions for pensions and similar commitments are from January 1, 2004 accounted for according to the new recommendation RR 29 Employee Benefits as described under Accounting Principles. The transition to RR 29 Employee Benefits has not only resulted in an increase of the net liability but also to a reclassification in the balance sheet where all defined benefit plans are accounted for either as Non-interest bearing financial fixed assets or as provisions for pensions and similar commitments included in Non-interest bearing provisions. According to the transition rules the comparatives have not been restated and thus provisions for pensions and similar commitments which previously was included in net debt is not included in net debt from January 1, 2004. The impact on net debt is not material (Provisions for pensions and similar commitments amounted to MSEK 32.6 compared to a net debt of MSEK 9,082.5 in December 2003, MSEK 35.7 compared to a net debt of MSEK 9,603.0 in March 2003 and MSEK 34.8 compared to a net debt of MSEK 9,886.8 in December 2002). Costs for defined benefit plans are estimated using the so-called Projected Unit Credit method in a way that distributes the cost over the employee's working life. Obligations are valued at the present value of the expected future cash flows using a discount interest rate corresponding to the interest rate on first-class corporate bonds or government bonds with remaining tenor that is approximately the same as the obligations. If defined benefit plans after taking related assets into consideration result in a net asset, they are reported as net assets in the consolidated balance sheet. Otherwise they are reported as provisions. Costs relating to defined benefit plans, including the interest element, are accounted for in operating income.

6) Key ratios for Return on operating capital employed, %, Operating capital employed as % of sales and Return on capital employed, %, have not been adjusted for the change in accounting principle, described under Accounting principles and in Note 5, since the effect of the increase of the net liability pensions and other benefits to employees only impacts operating capital employed and capital employed from January 1, 2004.

7) Adjusted for the full year sales of acquired entities.

8) Operating income before amortization of goodwill (rolling 12 months) as percent of closing balance capital employed (excluding shares in associated companies).

FILE NO. 82-34719

Securitas – a World Leader in Security

Securitas provides security solutions comprising guarding services, alarm systems and cash handling services. The Group has more than 200,000 employees and operates in 30 countries in Europe and USA.

For further information, please contact:

Thomas Berglund, President and CEO, +44 (0)20 8432 6500
Håkan Winberg, Executive Vice President and CFO, +44 (0)20 8432 6500
Henrik Brehmer, Investor Relations, +44 (0)20 8432 6523, +44 (0)7884 117 192

Information Meeting and Telephone Conference

An Information Meeting will be held in connection with the presentation of the interim report at 2.00 p.m. CET on Thursday, May 6, 2004. The Information Meeting will take place at Securitas' head office, Lindhagensplan 70, Stockholm. The call-in number to follow the information meeting is +44 (0) 20 7162 0182 - audio in only. The meeting is also webcast at www.securitasgroup.com

A Q&A conference call will be held at 4.00 p.m. CET.
The call-in number is +44 (0) 20 7162 0182

SECURITAS

Integrity Vigilance Helpfulness

Securitas AB, P.O. Box 12307, SE-102 28 Stockholm, Sweden
Tel +46 8 657 74 00, Fax + 46 8 657 70 72
www.securitasgroup.com
Visiting address: Lindhagensplan 70